CERTIFICATE OF AMENDMENT OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SEER, INC.
Seer, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1.The name of the Corporation is Seer, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 16, 2017 under the name Seer Biosciences, Inc.
2.The terms and provisions of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors of the Corporation and the stockholders of the Corporation.
3.The following amendments to the Amended and Restated Certificate of Incorporation shall be effective upon filing with the Secretary of State of the State of Delaware.
4.The text of Section 2 of Article V of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

Section 2.    Prior to the election of directors at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”), the directors of the Corporation (other than any who may be elected by holders of Preferred Stock under specified circumstances) were divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Beginning with the 2023 Annual Meeting, directors shall be elected for a full term of one year to succeed the directors of the class whose terms expire at such annual meeting. Following the election of directors at the 2023 Annual Meeting, the Board of Directors will be divided into two classes, Class I and Class II, with the directors in Class I having a term expiring at the 2024 Annual Meeting and the directors in Class II having a term expiring at the 2025 Annual Meeting. The directors in Class I will be the directors elected to the Board of Directors at the 2023 Annual Meeting and the directors who, immediately prior to the 2023 Annual Meeting, were in Class I and had terms expiring at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”); the directors in Class II will be the directors who, immediately prior to the 2023 Annual Meeting, were in Class II and had terms expiring at the 2025 annual meeting of stockholders (the “2025 Annual Meeting”). Commencing with the election of directors at the 2024 Annual Meeting, the directors in Class I will be up for election for a one-year term ending at the 2025 Annual Meeting and, following the 2025 Annual Meeting, the Board of Directors shall no longer be classified and divided into classes and all directors will be elected for a term expiring at the following annual meeting of stockholders or, if earlier, their death or resignation.
5.      The text of Section 1 of Article VI of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

Section 1.     Subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office in the manner provided in Section 141(k) of the DGCL.

IN WITNESS WHEREOF, Seer, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 14th day of June, 2023.
SEER, INC.

By: /s/ Omid Farokhzad
Omid Farokhzad, Chief Executive Officer